(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 000-02380 CUSIP NUMBER

For Period Ended June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing For. Please Print or Type.

Nothing in this for shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SPORTS ARENAS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

8985 Crestmar Pt., Suite B

Address of Principal Executive Office (Street and Number)

San Diego, CA 92121

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CS, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sports Arenas, Inc. (the “Company”) hereby requests an extension of time to file its Annual Report on Form 10-K for the period ended June 30, 2005. The Company is unable to file its Form 10-K by September 28, 2005 without unreasonable effort or expense to obtain the required financial information necessary to complete the preparation of the Registrant’s financial statements and disclosures for the fiscal year ended June 30, 2005. The Company does not expect to be able to file its Form 10-K by October 14, 2005, the end of the 15 day extension period provided by Rule 12b-25 (b) (2) (ii).

PART IV

(1)	Name and telephone number of person to contact in regard to this notification

Harold S. Elkan (Name)	858 (Area Code)	678-0078 (Telephone Number)

(2)	Have all other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period for the last registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☐ No ☒

Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SPORTS ARENAS, INC.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 27, 2005	By:	/s/ Harold S. Elkan
Harold S. Elkan President and Chief Executive Officer

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